Exhibit 99.1

Wellchange Holdings Company Limited Announces Pricing of $7.5 Million Public Offering of its Class A Ordinary Shares

Hong Kong, Aug. 28, 2026 (GLOBE NEWSWIRE) -- Wellchange Holdings Company Limited (NASDAQ: WCT) (“Company” or “Wellchange”), an enterprise software solution services provider headquartered in Hong Kong, today announced the pricing of its public offering (“Offering”) of 50,000,000 Class A ordinary shares at a public offering price of $0.15 per Class A ordinary share.

Gross proceeds, before deducting placement agent fees and other offering expenses, are expected to be approximately $7.5 million. The Offering is expected to close on or about August 31, 2026, subject to customary closing conditions.

Prime Number Capital, LLC is acting as exclusive placement agent in connection with the Offering.

Ortoli Rosenstadt LLP is acting as counsel to the Company regarding U.S. securities law matters. Ye & Associates, P.C. is acting as U.S. securities counsel for the placement agent.

The securities described above are being offered pursuant to a registration statement on Form F-1, as amended (File No. 333-297294) (the “Registration Statement”), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on August 27, 2026. The Offering is being made only by means of a prospectus which is a part of the Registration Statement. A preliminary prospectus relating to the Offering has been filed with the SEC. Copies of the final prospectus relating to the Offering, when available, may be obtained from Prime Number Capital, LLC, by standard mail to 27 F, 12E 49th Street, New York, NY 10017, or by email at info@pncps.com. In addition, a copy of the prospectus relating to the offering may be obtained via the SEC’s website at www.sec.gov.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Wellchange Holdings Company Limited

Wellchange Holdings Company Limited is an enterprise software solution services provider headquartered in Hong Kong. The Company conducts all operations in Hong Kong through its operating subsidiary, Wching Tech Ltd Co. Limited. The Company provides customized software solutions, cloud-based software-as-a-service (“SaaS”) platforms, and “white-label” software design and development services. The Company’s mission is to empower our customers and users, in particular, small and medium businesses, to accelerate their digital transformation, optimize productivity, improve customer experiences, and enable resource-efficient growth with our low-cost, user-friendly, reliable and integrated all-in-one Enterprise Resource Planning software solutions.

For more information, please visit the Company’s website: https://www.wchingtech.com/

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties, including the closing of the Offering, and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct. The Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to read the risk factors contained in the Company’s final prospectus and other reports it files with the SEC before making any investment decisions regarding the Company’s securities. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

For investor and media inquiries, please contact:

Wellchange Holdings Company Limited

Shek Kin Pong, CEO

Email: contactus@wchingtech.com